SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*

                     Allied Waste Industries, Inc.
                             (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                      (Title of Class of Securities)

                                 019589100
                              (Cusip Number)

                             James J. O'Brien
                         2420 Texas Commerce Tower
                          Fort Worth, Texas 76102
                              (817) 871-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              April 14, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 4, 1994, as amended by Amendment No. 1 dated December 6, 1994, Amendment No. 2 dated December 13, 1994, Amendment No. 3 dated December 16, 1994, Amendment No. 4 dated February 1, 1995, Amendment No. 5 dated September 20, 1996 and Amendment No. 6 dated February 4, 1997 ("Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of Allied Waste Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.   Security and Issuer.

     No material change.

Item 2.   Identity and Background.

     No material change.

Item 3.   Source and Amount of Funds or Other Consideration.

     No material change.

Item 4.  Purpose of Transaction.

     Item 4 is hereby partially amended by adding at the end thereof the following:

     The Reporting Persons have entered into a stock purchase agreement dated as of April 14, 1997, whereby they have agreed to sell all of the shares of the Stock owned by them to certain purchasers in a private transaction. See
Item 6.

Item 5.  Interest in Securities of the Issuer.

     No material change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding at the end thereof the following:

     The Reporting Persons entered into a Stock Purchase Agreement dated as of April 14, 1997 (the "Stock Purchase Agreement") with Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P., Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II, L.P. and Blackstone Family Investment Partnership II L.P. (collectively, the "Purchasers"), whereby the Reporting Persons have agreed to sell 11,776,765 shares of the Stock to the
Purchasers at a price of $9.50 per share.   The description of the Stock
Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 99.11.

     The Stock Purchase Agreement provides that the closing is to occur on the first business day following termination or expiration of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. At the closing, the Reporting Persons are obligated to deliver to the Purchasers the resignations of four directors of the Issuer:
James G. Coulter, Jeffrey A. Shaw, John M. Lewis and William K. Reilly. Additionally, the Reporting Persons are required to assign to the Purchasers all of the registration rights provided to the Reporting Persons under the Purchase Agreement to the fullest extent permitted by the Purchase Agreement. Finally, the Stock Purchase Agreement is terminable by either party if the closing has not occurred by June 15, 1997.


Item 7.   Material to be Filed as Exhibits.

     Item 7 is hereby amended and restated in its entirety to read as follows:

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

     Exhibit 99.2 -- Securities Purchase Agreement by and among TPG Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994. (Previously Filed)

     Exhibit 99.3 -- First Amendment dated as of December 1, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously Filed)

     Exhibit 99.4 -- Preferred Stock Purchase Agreement dated as of December 9, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously Filed)

     Exhibit 99.5 -- Second Amendment dated as of December 9, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously Filed)

     Exhibit 99.6 -- Third Amendment dated as of December 16, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously filed)

     Exhibit 99.7 -- Fourth Amendment dated as of December 27, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously filed)

     Exhibit 99.8 -- Escrow Agreement dated as of December 30, 1994, by and among TPG Partners, L.P., Allied Waste Industries, Inc. and First Interstate Bank of Texas, N.A., as Escrow Agent (Previously filed)

     Exhibit 99.9 -- Agreement dated September 17, 1996, by and between Allied Waste Industries, Inc., TPG Partners, L.P., and TPG Parallel I, L.P. (Previously filed)

     Exhibit 99.10 -- Letter Agreement dated January 30, 1997, between Allied Waste Industries, Inc., TPG Partners, L.P., and TPG Parallel I, L.P.

     Exhibit 99.11 -- Stock Purchase Agreement dated as of April 14, 1997, between TPG Partners, L.P., TPG Parallel I, L.P. and certain purchasers named therein.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: April 15, 1997



                              TPG PARTNERS, L.P.,
                              a Delaware limited partnership

                                By:  TPG GenPar, L.P.,
                                     a Delaware limited partnership,
                                             General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                        General Partner


                                             By:  /s/ James J. O'Brien
                                               James J. O'Brien,
                                               Vice President



                              TPG PARALLEL I, L.P.,
                              a Delaware limited partnership

                                By:  TPG GenPar, L.P.,
                                     a Delaware limited partnership,
                                             General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                        General Partner


                                             By: /s/ James J. O'Brien
                                               James J. O'Brien,
                                               Vice President

                               EXHIBIT INDEX


     EXHIBIT                  DESCRIPTION

        99.1   Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

        99.2 Securities Purchase Agreement by and among TPG Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994, previously filed.

        99.3 First Amendment dated December 1, 1994, to Securities Purchase Agreement by and among TPG Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994, previously filed.

        99.4 Preferred Stock Purchase Agreement, dated December 9, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc., previously filed.

        99.5 Second Amendment dated December 9, 1994, to Securities Purchase Agreement by and among TPG Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994, previously filed.

        99.6 Third Amendment dated December 16, 1994, to Securities Purchase Agreement by and among TPG Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994, previously filed.

        99.7 Fourth Amendment dated as of December 27, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc., previously filed.

        99.8 Escrow Agreement dated as of 15 December 30, 1994, by and among TPG Partners, L.P., Allied Waste Industries, Inc. and First Interstate Bank of Texas, N.A., as Escrow Agent, previously filed.

        99.9 Agreement dated September 17, 1996, by and between Allied Waste Industries, Inc., TPG Partners, L.P., and TPG Parallel I, L.P., previously filed.

        99.10 Letter Agreement dated January 30, 1997, by and between Allied Waste Industries, Inc., TPG Partners, L.P., and TPG Parallel I, L.P., filed herewith.

        99.11 Stock Purchase Agreement dated as of April 14, 1997, between TPG Partners, L.P., TPG Parallel I, L.P. and certain purchasers named therein.